UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2007

Commission File Number 001-32570

Entrée Gold Inc.

(Translation of registrant's name into English)

Suite 1201 - 1166 Alberni Street, Vancouver, BC V6E 3Z3

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F. Form 20-F [ ]     Form 40-F ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission fling on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.     Yes [ ]     No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-__________.

ENTRÉE GOLD INC.

(the “Issuer”)

Annual General Meeting of Shareholders held on May 16, 2007

REPORT OF VOTING RESULTS

National Instrument 51-102 – Continuous Disclosure Obligations

Section 11.3

MATTERS VOTED UPON

At the Meeting, Shareholders were asked to consider certain matters, as set out in the Company’s Information Circular dated April 11, 2007. The following briefly describes in accordance with NI 51-102 the matters voted upon and the outcome of the votes at the Meeting.

Item 1: Appointment of Auditors

By a vote by way of show of hands, the ordinary resolution to appoint Davidson & Company LLP as auditors of the Company for the ensuing year was passed.

Item 2: Remuneration of the Auditors

By a vote by way of show of hands, the ordinary resolution to authorize the directors to fix the remuneration to be paid to the auditors was passed.

Item 3: Number of Directors

By a vote by way of show of hands, the ordinary resolution as amended to fix the number of directors at six (6) was passed.

Item 4: Election of Directors

By a vote by way of show of hands, the ordinary resolution to elect the following nominees as directors for a term expiring at the next annual general meeting was passed:

Mark H. Bailey

Lindsay Richard Bottomer

Gregory Crowe

Peter Meredith

James L. Harris

Michael Howard

Item 5: Amendment of Stock Option Plan

By a vote of 24,586,679 in favour, 8,262,924 opposed, 76,200 withheld, and 4,055,059 not voted, the ordinary resolution to approve an amendment to the Company’s Stock Option Plan to increase the number of options that may be granted under the Plan from 9,888,000 shares to 10,644,000 shares, details of which are set out in the Information Circular dated April 11, 2007, was passed.

DATED this 18th day of May, 2007.

ENTRÉE GOLD INC.

“James L. Harris”
By:	____________________________

James L. Harris,

Chairman of the Board

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ENTRÉE GOLD INC. (Registrant)
Date May 23, 2007
By: /s/ James L. Harris James L. Harris Chairman of the Board